SSLJ.com Limited

23/F, Block 4, Oceanwide International SOHO Town

Jianghan District, Wuhan, P.R.China 43000

November 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attn: Coy Garrison

Re:	SSLJ.com Limited

Draft Registration Statement on Form F-1

Submitted August 29, 2017

CIK No. 0001709563

Dear Mr. Garrison:

On behalf of SSLJ.com Limited, a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 29, 2017, regarding the Registration Statement on Form F-1 confidentially submitted to the Commission on August 28, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all such written communications, if any, under separate cover. We further advise the Staff that investors will not retain copies of any such materials.

2.	To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

To the extent not already included, we will provide the Staff with copies of any graphics, maps, photographs, and related captions or other artwork including logos that we intend to use in the prospectus. We will not use such graphics and pictorial representations in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

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Calculation of Registration Fee

3.	Please confirm that you will register the offering of the shares underlying the Placement Agent Warrants as part of the registration statement. Given that the warrants are exercisable within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the same time. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

We will register the offering of the shares underlying the underwriter’s warrants as part of the registration statement.

Cover Page

4.	We note your disclosure on page 114 that this is a best efforts, minimum/maximum offering. Please revise the cover page to similarly characterize the offering, disclose the minimum offering threshold, and provide the disclosures required under Item 501(b)(3) and 501(b)(8) of Regulation S-K.

In response to the Staff’s comment, we have revised the cover page to characterize the minimum/maximum nature of the offering.

Prospectus Summary

History and Corporate Structure, page 6

5.	Please revise to include a diagram of your corporate structure.

In response to the Staff’s comment, we have revised page 6 to include an updated diagram of our corporate structure.

6.	Variable Interest Entity Arrangements, page 8

7.	Please clarify that the registrant is a holding company and that you conduct substantially all of your business through your VIE. Please also disclose that you rely on dividends paid to you by your PRC subsidiary for your cash and financing requirements, and reference the PRC legal restrictions that may restrict your ability to access the revenues and cash of your PRC subsidiary and VIE.

In response to the Staff’s comment, we have revised page 8 to include the required disclosure.

8.	We note your disclosure on page 8 that your VIE structure “enable[s] us to exercise effective control over Shengshi and hence consolidate its financial results.” We further note your descriptions of the VIE Agreements on page 9 explaining the rights that the VIE Agreements grant to your WFOE. Please balance this discussion with a summary of the most substantial risks related to your VIE structure, including but not limited to the legal uncertainty of the structure and your ability to enforce any contractual rights against Shengshi and the Shengshi Shareholders.

In response to the Staff’s comment, we have revised page 10 to include the required disclosure.

The Offering, page 11

8.	We note your disclosure that ADS holders will have rights as provided in the deposit agreement. Please provide a summary of the rights afforded to ADS holders pursuant to the deposit agreement, and identify the key limitations on these rights in the prospectus summary.

We respectfully advise the Staff that we will offer Class A ordinary shares instead of ADSs in this offering and as such, the requested disclosure is no longer applicable.

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The policies in China relating to furnishing new residential buildings may negatively affect our business and results of operations, page 16

9.	We note your disclosure that Shanghai is one of the jurisdictions that has started introducing the policies described in this risk factor. We also note from your disclosure on page 52 that your Shanghai branch generated 34% and 15% of your total revenue in 2016 and 2015, respectively. Please revise to discuss whether the policies described in this risk factor have had any specific impact on your business.

In response to the Staff’s comment, we have revised page 16 to include the required disclosure.

Risks Related to Our Corporate Structure, page 22

10.	Please include risk factor disclosure addressing the legal uncertainty relating to your ability to enforce the Equity Pledge Agreements. Please also address whether there are any limitations on the ability of Shengshi to issue additional equity interests to the Shengshi Shareholders and whether such future equity issuances may impact the effectiveness of the Equity Pledge Agreements.

In response to the Staff’s comment, we have revised page 25 to include the required disclosure.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies . . ., page 28

11.	We note your disclosure that Shengshi has obtained an ICP license. Please revise to disclose the nature of the annual reviews required in connection with the ICP license and whether such reviews pose any risk given your corporate structure.

In response to the Staff’s comment, we have revised page 28 to include the required disclosure.

Capitalization, page 45

12.	Please tell us why you have excluded long term shareholder loans from your capitalization table. Refer to Item 3.B of Form 20-F.

We respectfully advise the Staff that there were no long-term shareholder loan outstanding as of June 30, 2017. We have updated the capitalization table as of September 30, 2017 to include such outstanding loan.

Dilution, page 46

13.	Please clarify to us the difference between the line items “Pro forma net tangible book value per ordinary share” and “Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering” in the table on page 46. In addition, please disclose the amount of the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered in accordance with Item 506(b) of Regulation S-K.

In response to the Staff’s comment, we have removed the line item “Pro forma net tangible book value per ordinary share” and included the required disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

14.	We note your disclosure on page 55 that your principal shareholders have agreed to provide funding for your working capital needs when needed and your disclosure on page 89 that these shareholders signed a commitment letter to invest additional capital in June 2017. Please discuss the material terms of these commitments, and tell us whether all such commitments are in writing and whether they are binding. Please also tell us what consideration you gave to filing these agreements as exhibits to your registration statement.

We respectfully advise the Staff that the commitments to invest additional capital have been fulfilled in June 2017. Furthermore, the shareholders’ commitments to provide financial support were not made in writing in the form of an agreement with the Company. Rather, the shareholders confirmed their commitment in writing in the form of a letter to the Company’s independent registered accounting firm in connection with their audit. Because there is no written agreement and the Company cannot expect to enforce the letter written to such accounting firm, we have not filed such commitments as an exhibit to our registration statement.

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Working Capital, page 55

15.	Your disclosure on page 56 indicates that you collect 60% of fees payable by customers upfront upon signing of the contracts and the remaining 40% upon completion of the electrical wire and water pipe installation. However, on page 66 you state that, beginning in 2017, the customer is required to make a down payment of 20% of the contract price, 60% of the contract price will be paid upon completion and acceptance of the electrical and plumbing work and the remaining 20% will be paid after completion and inspection of the project by the customer. Please clarify the reasons for this change in policy and include a discussion of the expected impact on the timing of cash receipts.

In response to the Staff’s comment, we have revised page 66 to include the required disclosure.

Principal Shareholders, page 88

16.	We note your disclosure on page 122 that from December 2016 to April 2017, you issued an aggregate of 500,000,000 ordinary shares to four individuals, including 445,483,000 to Wei Zheng and Jianbao Li. Accordingly, it appears that 54,517,000 ordinary shares, or approximately 10% of your outstanding shares, may be owned by two persons. If applicable, please provide the disclosure required by Item 7.A of Form 20-F for all beneficial owners of 5% or more of your ordinary shares.

We respectfully advise the Staff that as of the date of the registration statement, Wei zheng and Jianbao Li are the only two shareholders that hold more 5% of our outstanding ordinary shares.

Related Party Transactions, page 89

17.	We note your disclosure throughout that Mr. Wei Zheng serves as the executive director of Shenzhen Leju Intelligent Furniture Co., Ltd. and Tianmen Shengkang Zhiye Co., Ltd., which are companies that sell smart home products. Please clarify whether these companies are suppliers for your smart home products that you sell in your service and product packages. If applicable, please provide the disclosure required by Item 7.B of Form 20-F. Please also disclose any material conflicts of interest that exist given Mr. Wei Zheng’s roles in these firms.

In response to the Staff’s comment, we have revised page 89 to include the required disclosure.

Taxation, page 109

18.	Please confirm that you intend to file tax opinions prior to effectiveness related to the tax consequences discussed in this section in accordance with Item 601(b)(8) of Regulation S-K or tell us why this is not necessary.

We hereby confirm that we intend to file tax opinions of U.S. counsel and PRC counsel in accordance with Item 601(b)(8) of Regulation S-K.

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Note 3 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

19.	We note that you have not recorded any warranty cost provisions as of December 31, 2016 and 2015 because the actual warranty cost incurred was insignificant based on historical experience. Given your limited operating history, please clarify how you determined that your historical warranty costs could be relied upon to be representative of future potential costs.

We acknowledge the Staff’s comment and respectfully advise the Staff that during the years ended December 31, 2016 and 2015, the Company completed an aggregate of 478 home improvement contracts and did not receive any claim for warranty cost. Any quality issues or defects of construction identified were rectified on site before the completion of construction and acceptance by customers. . In addition, during the fiscal 2016 and 2015, the Company’s standard construction contracts do not include any sales of the Company’s products, and the Company does not provide any warranty for furniture and fixtures purchased from third party providers.

Starting July 2017, the Company has entered into agreements with its renovation and remodeling subcontractors and mutually agreed that all warranty and repair costs will be borne by these subcontractors if any quality deficiencies arise. In view of the above, we believe that no warranty provision is necessary to be set aside as of December 31, 2016 and 2015 as the possibility of occurrence of such warranty cost is remote.

We will revise the disclosure on Page F-12 in the Registration Statement as follows:

The Company previously provided a two-year warranty period for home improvement and furnishing services performed. The Company has not experienced any customer complaints on services provided during the years ended December 31, 2016 and 2015 and no customers had claimed damages for any loss incurred due to quality problems so far. Thus, the Company did not record any warranty cost provisions for the years ended December 31, 2016 and 2015.

Starting July 2017, the Company entered into agreements with its renovation and remodeling subcontractors and mutually agreed that all future warranty and repair costs shall be borne by these subcontractors if any quality deficiencies arise. Management believes that there is no need to record any warranty cost provision at this time.

Item 8. Exhibits and Financial Statement Schedules, page 123

20.	Please file all exhibits required by Item 601 of Regulation S-K as promptly as possible. In this regard, we note that you did not file a number of exhibits including the deposit agreement, specimen American Depositary Receipt, form of warrant, and escrow agreement. We further note that you may not have filed all material contracts, including indemnification agreements with your directors and executive officers and any incentive plans for your directors and executive officers, as referenced on pages 94 and 33, respectively. In addition, if you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed on EDGAR as correspondence.

We respectfully advise the Staff that because we will offer Class A ordinary shares instead of ADSs in this offering, we will no longer have deposit agreement, specimen American Depositary Receipt and escrow agreement. We do not currently have indemnification agreements with our officers and directors. However, our agreements with our independent directors and our employment agreement with our Chief Financial Officer provide indemnification for such independent directors and our Chief Financial Officer. We do not currently have an incentive plan of our directors and executive officers.

We will file all exhibits in the registration statement as promptly as possible. A copy of the draft PRC legal opinion and US tax opinions are provided as exhibits to this letter.

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21.	Please tell us whether your PRC counsel will opine on the legality of your ownership structure under PRC laws and regulations and on the validity of your contractual arrangements with your VIE, as discussed on page 23. If so, please file PRC counsel’s opinion, as well PRC counsel’s consent, as an exhibit to your registration statement.

Our PRC counsel will opine on the legality of our ownership structure under PRC laws and regulations and on the validity of contractual arrangements with VIE. A copy of PRC counsel’s opinion, as well as PRC counsel’s consent, will be filed as an exhibit to our registration statement.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact David Selengut, Esq. or Ari Edelman, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Wei Zheng

Wei Zheng

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ELLENOFF GROSSMAN & SCHOLE LLP

1345 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10105

TELEPHONE: (212) 370-1300

FACSIMILE: (212) 370-7889

www.egsllp.com

November 6, 2017

SSLJ.com Limited
23/F, Block 4, Oceanwide International SOHO Town
Jianghan District, Wuhan, P.R.China 43000

Re:	Opinion of Ellenoff Grossman & Schole LLP as to Tax Matters

Ladies and Gentlemen:

You have requested our opinion concerning the statements in the Registration Statement (as defined below) under the caption “Taxation — United States Federal Income Taxation” in connection with the public offering of certain ordinary shares, par value $0.0001 per share (the “ordinary shares”), of SSLJ.com Limited (the “Company”) pursuant to the registration statement on Form F-1 under the Securities Act of 1933, as amended (the “Act”), originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on _________ __, 2017, as amended (the “Registration Statement”).

This opinion is being furnished to you as Exhibit 8.2 to the Registration Statement.

In connection with rendering the opinion set forth below, we have examined and relied on originals or copies of the following (collectively the “Documents”):

(a) the Registration Statement; and

(b) such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinion set forth below.

Our opinion is conditioned on the initial and continuing accuracy of the facts, information and analyses set forth in the Documents. All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Registration Statement.

For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all Documents submitted to us as originals, the conformity to original Documents of all Documents submitted to us as certified, conformed, electronic, or photostatic copies, and the authenticity of the originals of such latter Documents. We have relied on a representation of the Company that such Documents are duly authorized, valid and enforceable. Furthermore, our opinion assumes, with your consent, that (i) the final executed version of any Document that has not been executed as of the date of this letter (including any underwriting agreement to be executed in connection with the offering of the ordinary shares) will be, in substance, identical to the version that we have reviewed, (ii) no material term or condition set forth in any executed Document (or the executed version of any Document described in clause (i) immediately above) will be amended, waived, or otherwise modified, and (iii) any transaction contemplated by any Document shall be consummated in accordance with the terms and conditions of the Document.

In addition, we have relied on factual statements and representations of the officers and other representatives of the Company and others, and we have assumed that such statements and representations are and will continue to be correct without regard to any qualification as to knowledge or belief.

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We have not independently verified, and do not assume any responsibility for, the completeness or fairness of the Registration Statement and make no representation that the actions taken in connection with the preparation and review of the Registration Statement are sufficient to cause the Registration Statement to be complete or fair.

Our opinion is based on the United States Internal Revenue Code of 1986, as amended, United States Treasury regulations, judicial decisions, published positions of the United States Internal Revenue Service, and such other authorities as we have considered relevant, all as in effect as of the date of this opinion and all of which are subject to differing interpretations or change at any time (possibly with retroactive effect). A change in the authorities upon which our opinion is based could affect the conclusions expressed herein. There can be no assurance, moreover, that the opinion expressed herein will be accepted by the United States Internal Revenue Service or, if challenged, by a court.

Based upon and subject to the foregoing, we are of the opinion that, under current United States federal income tax law, although the discussion set forth in the Registration Statement under the heading “Taxation — United States Federal Income Taxation” does not purport to summarize all possible United States federal income tax considerations of the ownership and disposition of the ordinary shares to U.S. Holders (as defined therein), such discussion constitutes, in all material respects, an accurate summary of the United States federal income tax consequences of the ownership and disposition of the ordinary shares that are anticipated to be material to U.S. Holders who hold the ordinary shares pursuant to the Registration Statement, subject to the qualifications set forth in such discussion, and, to the extent that it sets forth any specific legal conclusion under United States federal income tax law, except as otherwise provided therein, it represents our opinion. Notwithstanding the foregoing, we do not express any opinion herein with respect to the Company’s status as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any taxable year, for the reasons stated in the discussion on PFICs set forth in the Registration Statement under the heading “Taxation — United States Federal Income Taxation.”

Except as set forth above, we express no other opinion. This opinion is furnished to you in connection with the offering of the ordinary shares. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to the use of our name under the captions “Taxation” and “Legal Matters” in the prospectus included in the Registration Statement and to the discussion of this opinion in the prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,

ELLENOFF GROSSMAN & SCHOLE LLP

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Date: November 1, 2017

To: SSLJ.com Limited

23/F, Block 4, Oceanwide International SOHO Town

Jianghan District, Wuhan, People’s Republic of China 430000

Re: PRC Legal Opinion on Certain PRC Legal Matters

We are qualified lawyers of the People’s Republic of China (the “PRC”, for purposes of this legal Opinion, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan), and are qualified to issue this legal Opinion on the laws and regulations of the PRC (this “Opinion”).

We are acting as the PRC counsel to SSLJ.com Limited (the “Company”), a company incorporated under the laws of Cayman Islands, in connection with (A) the Company’s registration statement on Form F-1 including all amendments or supplements thereto (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, on March 12, 2014, relating to the initial public offering (the “Offering”) by the Company of Ordinary Shares (the “Ordinary Shares”) and listing of the Company’s Ordinary Shares on the Nasdaq. We have been requested to give this Opinion as to the matters set forth below.

A.       Definitions

As used herein, the following terms are defined as follows:

(a)	“Control Agreements” means the contracts and agreements set forth in Appendix II hereto;

(b)	“Domestic Enterprise” means Shengshi Leju (Wuhan) Technology Holding Co., Ltd. (in Chinese “盛世乐居武汉;科技控股有限公司”);

(c)	“Governmental Agency” means any national, provincial or local governmental, regulatory or administrative authority, agency or commission in the PRC, or any court, tribunal or any other judicial or arbitral body in the PRC, or any body exercising, or entitled to exercise, any administrative, judicial, legislative, police, regulatory, or taxing authority or power of similar nature in the PRC;

(d)	“Governmental Authorization” means any license, approval, consent, waiver, order, sanction, certificate, authorization, filing, declaration, disclosure, registration, exemption, permission, endorsement, annual inspection, clearance, qualification, permit or license by, from or with any Governmental Agency pursuant to any PRC Laws;

(e)	“PRC Law” means all applicable laws, regulations, rules, orders, decrees, guidelines, judicial interpretations and other legislations of the PRC in effect and available to the public on the date of this Opinion;

(f)	“PRC Group Entities” means the entities listed in Appendix I hereto (each a “PRC Group entity”, collectively “PRC Group Entities”);

(g)	“Shengshi Culture Communication” means Shengshi Leju (Yadong) Culture Communication Co., Ltd. (in Chinese “盛世乐居亚东;文化传播有限公司”);

(h)	“Shengshi Intelligent Technology” means Shengshi Leju (Yadong) Intelligent Technology Co., Ltd. (in Chinese “盛世乐居亚东;智能科技有限公司”);

(i)	“WFOE” means Wuhan Shengshi Leju Management Co., Ltd. (in Chinese “武汉盛世乐居管理有限公司”).

B.       PRC Laws

This Opinion is rendered on the basis of the PRC laws, regulations, rules, orders, decrees, guidelines or notices effective and publicly available as of the date hereof and there is no assurance that any PRC Laws will not be changed, amended or replaced in the future with or without retrospective effect.

We do not purport to be an expert on or to be generally familiar with or qualified to express legal Opinions based on any laws other than the PRC Law. Accordingly, we express or imply no Opinion directly or indirectly on the laws of any jurisdiction other than the PRC.

C.       Documents and Assumptions

For the purpose of giving this opinion, we have examined the Registration Statement, the originals or copies of documents provided to us by the Company and such other documents, corporate records, certificates, approvals and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion (the “Documents”).

Without prejudice to the foregoing, we have also made due enquiries as to other facts and questions of law as we have deemed necessary in order to render this opinion.

A company search conducted in the Companies Registry of the PRC (the "Companies Registry") is limited in respect to the information it produces. Further, a company search does not determine conclusively whether or not an order has been made or a resolution has been passed for the winding up of a company or for the appointment of a liquidator or other person to control the assets of a company, as notice of such matters might not be filed immediately and, once filed, might not appear immediately on a company’s public file. Moreover, a company search carried out in the PRC is unlikely to reveal any information as to any such procedure initiated by the Company in any other jurisdiction.

For the purpose of this opinion we have assumed:

(a)	the genuineness of all signatures and seals, the conformity to originals of all documents purporting to be copies of originals and the authenticity of the originals of the Documents;

(b)	that such of the documents as contain resolutions of directors and members, respectively, or extracts of minutes of meetings of the directors and meetings of the members, respectively accurately and genuinely represent proceedings of meetings of the directors and of meetings of members, respectively, of which adequate notice was either given or waived, and any necessary quorum present throughout;

(c)	the accuracy and completeness of all factual representations (if any) made in the Documents;

(d)	that insofar as any obligation under the Documents is to be performed in any jurisdiction outside PRC, its performance will not be illegal or unenforceable by virtue of the law of that jurisdiction;

(e)	that the information disclosed by the company searches referred to above is accurate and complete as at the time of this opinion and conforms to records maintained by the Company and that, in the case of the company search, the search did not fail to disclose any information which had been filed with or delivered to the Companies Registry but had not been processed at the time when the search was conducted; and

(f)	that there has been no change in the information contained in the latest records of the Company under the Companies Registry made up to the issuance of this opinion.

D.       Opinions

Based upon and subject to the foregoing descriptions, assumptions and further subject to the qualifications set forth below, we are of the opinion that as at the date hereof:

(i)	Each of the PRC Group Entity has been duly incorporated and validly exists as a company with limited liability and enterprise legal person status under the PRC Laws. To the best of our knowledge after due inquiry and reasonable inquiries, the registered capital of Domestic Enterprise has been fully paid in accordance with its articles of association and applicable PRC Laws. All the equity interest in the registered capital of each of the PRC Group Entity is owned by its shareholders currently registered with the competent administration for industry and commerce. The current articles of association and the business license of each of the PRC Group Entities comply with applicable PRC Laws and are in full force and effect.

(ii)	To the best of our knowledge after due and reasonable inquiries, none of the PRC Group Entities has taken any action nor have any steps been taken or legal or administrative proceedings been commenced or threatened for the winding up, dissolution, bankruptcy or liquidation, or for the appointment of a liquidation committee of any of the PRC Group Entities, or for the suspension, withdrawal, revocation or cancellation of any of the business licenses of the PRC Group Entities.

(iii)	The corporate structure of the PRC Group Entities as described in the Prospectus is in compliance with applicable regulatory requirements set forth in the PRC Laws.

(iv)	Appendix II sets forth a true, complete and correct list of all the current contractual arrangements and agreements (the “Control Agreements”). Each of the Control Agreements has been duly authorized, executed and delivered by the parties thereto, each PRC Group Entity or PRC Individual has the power and capacity (corporate or otherwise) to enter into and to perform its obligations under such Control Agreement; each of the Control Agreements constitutes a legal, valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms and does not violate any explicit requirements of the applicable PRC Laws. No further Governmental Authorizations are required under the applicable PRC Laws in connection with the Control Agreements or the performance of the terms thereof. The determination that the Company is the primary beneficiary and the consolidation of the financial results of the PRC Group Entities are not in contrary to the restrictions placed on foreign ownership and investments in the PRC.

(v)	On December 26, 2016, Beijing Branch of the Domestic Enterprise, or Beijng Branch, received the subpoena from the People’s Court of Beijing Chaoyang Division, or Chaoyang Court, to hear the labour contract dispute brought by Delong Zang against the labour service company and Beijing Brach on January 16, 2017. According to the information provided by Domestic Enterprise, on May 17, 2017, Chaoyang Court orally informed that Delong Zang has withdrawn the case. On May 22, 2017, Chaoyang Court informed that Delong Zang has brought another case to claim against Beijing Branch for joint liability of delayed labour remuneration, i.e. RMB 25,000, and the date of the hearing would be informed separately. As of the date of issuance of this Legal Opinion, the newly-brought lawsuit has not been heard. According to the information provided by Domestic Enterprise, since Beijing Branch has already paid the labour service company, even if Delong Zang wins the case, Beijing Branch will not pay Delong Zang for the delayed labour remuneration. To the best of our knowledge after due and reasonable inquiries, except the aforementioned lawsuit, there are no legal, governmental, administrative or arbitrative proceedings, actions, proceedings, initiatives, decisions, rulings, demands or orders before any competent court or arbitration body of the PRC or before or by any competent Governmental Agency pending or threatened against, or involving the business or assets of any PRC Group Entities.

(vi)	The Company has duly completed all relevant Governmental Authorizations required under the applicable laws, regulations or rules concerning foreign exchange; the shareholder of the Company who are PRC citizen and resident, has duly completed all relevant Governmental Authorizations required under applicable laws, regulations or rules concerning foreign exchange.

(vii)	On August 8, 2006, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”). The M&A Rules require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The Company is not a special purpose vehicle formed for the purpose of acquiring domestic companies that are controlled by its PRC individual shareholders, as the company acquired contractual control rather than equity interests in its domestic affiliated entities, therefore the requirement of the M&A Rules is not applicable to the Company and the Company is not required to submit an application to CSRC for the approval of the Distribution and the listing and trading of the Ordinary Shares on the Nasdaq.

(viii)	There are no approvals from the Government Authorities required by PRC Laws for the restructuring arrangements, or the due consummation of the transactions contemplated therein as disclosed under the heading “History and Corporate Structure” of the prospectus included in the Registration Statement, since the restructuring arrangements and the transactions were undertaken outside the PRC by and among the entities incorporated and located outside the PRC.

(ix)	PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

(x)	All statements set forth in the Prospectus under the captions “Prospectus Summary”, “Risk Factors”, “Use of Proceeds”, “History and Corporate Structure”, “Enforceability of Civil Liabilities”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business”, “Regulations”, “Management”, “Related Party Transactions”, “Description of Share Capital”, and “Taxation — People’s Republic of China Taxation”, in each case insofar as such statements describe or summarize PRC legal or regulatory matters, or documents, agreements or proceedings governed by PRC Laws, are true and accurate in all material aspects, and are fairly disclosed and correctly set forth therein, and nothing has been omitted from such statements which would make the same misleading in all material aspects.

E.       Certain Limitations and Qualifications

(a)	This Opinion is limited to matters of the PRC Law in effect on the date of this Opinion.

(b)	We have not investigated and do not express or imply any Opinion on accounting, auditing, or laws of any other jurisdiction.

(c)	This Opinion is subject to the effects of (i) certain legal or statutory principles affecting the enforceability of contractual rights generally under the concepts of public interest, national security, good faith and fair dealing, applicable statutes of limitation, and the limitations of bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditor’s rights generally; (ii) any circumstance in connection with the formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable or fraudulent; (iii) judicial discretion with respect to the availability of injunctive relief, the calculation of damages, and any entitlement to attorneys’ fees and other costs; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in connection with the interpretation, implementation and application of relevant PRC Laws.

This Opinion is given for the benefit of the persons to whom it is addressed upon the request by, and in its capacity as PRC legal counsel to, the Company. It may not, except with the prior permission of the Company and us, be relied upon by anyone other than the Company, the underwriters and their legal and financial advisors in connection with this Offering or used for any other purpose.

This Opinion is intended to be used in the context which is specifically referred to herein and each paragraph should be considered as a whole and no part should be extracted and referred to independently.

We hereby consent to the quotation or summarization of this Opinion in, and the filing hereof, as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of the persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

This Opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein.

Sincerely yours,

AllBright Law Offices

Steve Zhu

Attorney at Law/Senior Partner

Direct line: (021)-20510819

Appendix I PRC Group Entities

1.	Wuhan Shengshi Leju Management Co., Ltd. (in Chinese “武汉盛世乐居管理有限公司”)

2.	Shengshi Leju (Wuhan) Technology Holding Co., Ltd. (in Chinese “盛世乐居武汉;科技控股有限公司”)

3.	Shengshi Leju (Yadong) Intelligent Technology Co., Ltd. (in Chinese “盛世乐居亚东;智能科技有限公司”)

4.	Shengshi Leju (Yadong) Culture Communication Co., Ltd. (in Chinese “盛世乐居亚东;文化传播有限公司”;

Appendix II Control Agreements

1.	Technical Consultation and Service Agreement by and among WFOE and Domestic Enterprise, dated June 3, 2017

2.	Business Cooperation Agreement by and between WFOE and Domestic Enterprise, dated June 3, 2017

3.	Equity Pledge Agreement by and among WFOE, Domestic Enterprise and each of its shareholders, dated June 3, 2017

4.	Share Disposal Agreement by and among WFOE, Domestic Enterprise and each of its shareholders, dated June 3, 2017

5.	Voting Rights Proxy agreement by and among WFOE, Domestic Enterprise and each of its shareholders, dated June 3, 2017

Harney Westwood & Riegels

4th Floor, Harbour Place

103 South Church Street, PO Box 10240

Grand Cayman KY1-1002, Cayman Islands

Tel: +1 345 949 8599

Fax: +1 345 949 4451

[Date]

DRAFT

ian.gobin@harneys.com

+1 345 815 2903

049594.0001

SSLJ.Com Limited

23F, BLDG 4, Fanhai International SOHO Town

Jianghan District, Wuhan

People’s Republic of China

Dear Sirs

SSLJ.Com Limited (the Company)

We are lawyers qualified to practise in the Cayman Islands and have acted as Cayman Islands legal advisers to the Company in connection with the Company’s registration statement on Form F-1 and accompanying prospectus filed with the Securities and Exchange Commission (the Commission) under the United States Securities Act of 1933, as amended (the Securities Act)(the Registration Statement), relating to the offering by the Company of certain Class A Ordinary Shares of par value US$0.00125 per share (the Shares).

We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

For the purposes of giving this opinion, we have examined the Corporate Documents (as defined in Schedule 1). We have not examined any other documents, official or corporate records or external or internal registers and have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion.

In giving this opinion we have relied upon the assumptions set out in Schedule 2 which we have not verified.

Based solely upon the foregoing examinations and assumptions and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, we are of the opinion that under the laws of the Cayman Islands:

1	Existence and Good Standing. The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

2	Valid Issuance of Shares. The Shares to be sold and issued as contemplated by the Registration Statement have been duly authorised and, when issued and paid for in accordance with the Registration Statement, will be validly issued, fully paid and non-assessable (meaning that no further sums will be payable with respect them). Shares in the Company are deemed to be issued when the name of the shareholder is entered in the register of members of the Company.

A list of partners is available for inspection at our offices. Mauritius legal services provided through association with BLC Chambers. 10505112_2	Anguilla | British Virgin Islands | Cayman Islands Cyprus | Mauritius | London | Hong Kong Montevideo | Singapore | Vancouver www.harneys.com

3	Cayman Islands Law. The statements in the prospectus forming part of the Registration Statement, to the extent that they constitute statements of Cayman Islands law, are accurate in all material respects as at the date of this opinion and such statements constitute our opinion.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. Except as specifically stated herein, we express no opinion as to matters of fact.

In connection with the above opinion, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference made to this firm in the Registration Statement under the headings “Enforceability of Civil Liabilities”, “Taxation” and “Legal Matters” and elsewhere in the prospectus included in the Registration Statement. In giving such consent, we do not believe that we are “experts” within the meaning of such term used in the Securities Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this opinion as an exhibit or otherwise.

This opinion may be used only in connection with the offer and sale of the Shares while the Registration Statement is effective.

Yours faithfully

Harney Westwood & Riegels

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Schedule 1

List of Documents and Records Examined

1	A copy of the certificate of incorporation of the Company dated [7 December 2016];

2	The memorandum and articles of association of the company dated 7 December 2016, as amended by a special resolution dated 28 April 2017;

3	The memorandum and articles of association of the company as adopted by a special resolution passed on [ ] 2017 and effective immediately upon the completion of the initial public offering of the Shares (the IPO M&A);

4	The written resolutions of the directors of the Company dated [ ] 2017 (the Directors’ Resolutions);

5	[The written resolutions of the shareholders of the Company dated [ ] 2017 (the Shareholders’ Resolutions);

6	A certificate from a Director of the Company [a copy of which is attached hereto] (the Director’s Certificate);

7	A certificate of good standing dated [ ] 2017, issued by the Registrar of Companies in the Cayman Islands (the Certificate of Good Standing);

8	The Registration Statement.

(1 -8 above are the Corporate Documents).

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Schedule 2

Assumptions

1	Authenticity of Documents. Copy documents or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals. All original Corporate Documents are authentic, all signatures, initials and seals are genuine, all copies of the Registration Statement are true and correct copies and the Registration Statement conform in every material respect to the latest drafts of the same produced to us and, where the Registration Statement has been provided to us in successive drafts marked-up to indicate changes to such documents, all such changes have been so indicated.

2	Corporate Documents. All matters required by law to be recorded in the Corporate Documents are so recorded, and all corporate minutes, resolutions, certificates, documents and records which we have reviewed are accurate and complete, and all facts expressed in or implied thereby are accurate and complete, and the information recorded in the Director’s Certificate was accurate as at the date of the passing of the Resolutions.

3	No Steps to Wind-up. The directors and shareholders of the Company have not taken any steps to appoint a liquidator of the Company and no receiver has been appointed over any of the Company’s property or assets.

4	Resolutions. The Resolutions remain in full force and effect.

5	Unseen Documents. Save for the Corporate Documents provided to us there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions envisaged in the Registration Statement.

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Schedule 3

Qualifications

1	We express no opinion in relation to provisions making reference to foreign statutes in the Registration Statement.

2	In this opinion the phrase “non-assessable” means, with respect to shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, be liable for additional assessments or calls on the shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

3	Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

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